January 4, 2011

VIA EDGAR

Jan Woo, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	MAM Software Group, Inc.
Response Letter to Staff Comments on Preliminary Proxy Statement on Schedule 14A, filed on
January 4, 2011

Dear Ms. Woo:

In connection with the response letter filed today on our behalf by our counsel, Gersten Savage LLP, I would like to confirm the following on behalf of MAM Software Group, Inc. (the “Company”) with respect to the filing of the Preliminary Proxy Statement of Schedule 14A filed on January 4, 2011 (the “Filing”).

The Company acknowleges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securieties laws of the United States.

Very truly yours,

/s/ Charles F. Trapp
Charles F. Trapp, Executive Vice President and
Chief Financial Officer of MAM Software Group, Inc.